UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   March 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
----------

    1.          Director Shareholding dated 03 March 2004
    2.          Transaction in Own Shares dated 03 March 2004
    3.          Transaction in Own Shares dated 05 March 2004
    4.          Transaction in Own Shares dated 08 March 2004
    5.          Director Shareholding dated 09 March 2004
    6.          Transaction in Own Shares dated 10 March 2004
    7.          Doc re. Pricing Supplement dated 11 March 2004
    8.          Transaction in Own Shares dated 11 March 2004
    9.          Property Index Certificates dated 12 March 2004
    10.         Transaction in Own Shares dated 12 March 2004
    11.         Transaction in Own Shares 15 March 2004
    12.         Director Shareholding dated 16 March 2004
    13.         Transaction in Own Shares dated 17 March 2004
    14.         Transaction in Own Shares dated 18 March 2004
    15.         Doc re. Pricing Supplement dated 19 March 2004
    16.         Purchase of Own Securities dated 19 March 2004
    17.         Purchase of Own Securities dated 22 March 2004
    18.         Director Interests dated 23 March 2004
    19.         Purchase of Own Securities dated 23 March 2004
    20.         Director Interests dated 24 March 2004
    21.         Annual Report and Accounts dated 24 March 2004
    22.         Purchase of Own Securities dated 24 March 2004
    23.         Purchase of Own Securities dated 26 March 2004
    24.         Director Interests dated 30 March 2004
    25.         Purchase of Own Securities dated 30 March 2004
    26.         Annual Report and Accounts dated 31 March 2004
    27.         Purchase of Own Securities dated 31 March 2004

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 1, 2004                                By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 1, 2004                                By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

Exhibit No. 1


                                                                    2 March 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the ESAS Trust) notified the company on 1 March 2004 that it had between 23 and 27 February 2004 exercised its discretion and released 4,054,901 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The shares were released following provisional allocations made by the trustee over Barclays PLC ordinary shares to participants in the ESAS. Of these shares, the following were released to directors of Barclays PLC:


Director      Shares         Shares sold on  Shares    Price    Shares
              released to    behalf of       sold at   per      retained
              directors      directors to    the       share    by
                             meet tax and    request   (p)      directors
                             national        of
                             insurance       directors
                             liability

Mr M W        75,289         30,869          44,420    491.5    0
Barrett
Mr J S Varley 43,630         17,889          0         487.2    25,741
Mr C J        21,817         8,946           0         487.2    12,871
Lendrum
Mr G A        10,913         4,476           0         487.2    6,437
Hoffman

The revised total share holding for each director who has retained shares released under the ESAS, following these transactions, is as follows:


Director               Beneficial Holding   Non Beneficial Holding

Mr J S Varley          329,524              -
Mr C J Lendrum         237,375              -
Mr G A Hoffman         132,929              -

2. The independent trustee of the ESAS Trust further notified the Company on 1 March 2004 that it had between 24 February 2004 and 27 February 2004 purchased a total of 10,361,084 ordinary shares in Barclays PLC at prices between 491.5p and 507.4p per share.

3. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 1 March 2004 that it had between 23 February 2004 and 25 February 2004 released a total of 23,344 ordinary shares in Barclays PLC at prices between 491.5p and 506.7p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 98,888,856 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 2

                                  Barclays PLC

                               SHARE REPURCHASE

Barclays PLC announces that on 03 March 2004 it purchased for cancellation 1,436,188 of its Ordinary shares at a price of 487.52 pence per share.

Exhibit No. 3

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 05 March 2004 it purchased for cancellation 318,134 of its Ordinary shares at a price of 492.29 pence per share.

Exhibit No. 4

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 08 March 2004 it purchased for cancellation 2,000,000 of its Ordinary shares at a price of 495.99 pence per share.

Exhibit No. 5

                                                                    9 March 2004

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 8 March 2004 that it had between 1 March 2004 and 5 March 2004 exercised its discretion and released 472,330 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

2. The independent trustee of the ESAS Trust further notified the Company on 8 March 2004 that it had on 4 March 2004 and 5 March 2004 purchased a total of 11,763,002 ordinary shares in Barclays PLC at prices of 490.6p and 495.3p per share.

3. The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 8 March 2004 that on 8 March 2004 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 497.00p per share:


Director            Number of Shares
Mr G A Hoffman      25
Mr C J Lendrum      25
Mr D L Roberts      25
Mr J S Varley       25

The revised total shareholding for each director following these transactions, is as follows:


Director          Beneficial Holding   Non Beneficial
                                       Holding

Mr G A Hoffman    132,954              -
Mr C J Lendrum    237,400              -
Mr D L Roberts    62,107               -
Mr J S Varley     329,549              -

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 110,179,528 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

                                  Barclays PLC


                               SHARE REPURCHASE


Barclays PLC announces that on 10 March 2004 it purchased for cancellation 4,005,853 of its Ordinary shares at a price of 498.94 pence per share.

Exhibit No. 7


Pricing Supplement
Issuer:                        Barclays Bank Plc
Series Number                  144
Description:                   EUR1,000,000,000
Currency/ Principal Amount:    Euros
Issue Price:                   99.252 per cent
Specified Denomination         EUR1,000, EUR10,000, EUR100,000
Issue Date:                    4 March 2004
Maturity Date:                 March 2019
ISIN:                          XS0187033864

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Exhibit No. 8

                                  Barclays PLC

                                SHARE REPURCHASE



Barclays PLC announces that on 11 March 2004 it purchased for cancellation 3,020,000 of its Ordinary shares at a price of 491.51 pence per share.

Exhibit No. 9

                      BARCLAYS PROPERTY INDEX CERTIFICATES

                                     "PICs"

   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index


                                                                  IPD Annual Capital           IPD Annual
                                                                    Growth Index(1)              Index(1)

Dec 2002 (as certified by IPD March 2003)                             200.90647                853.53947
Dec 2003 (as certified by IPD February 2004)                          208.76776                946.69827

                                                                Monthly Proxy Capital        Monthly Proxy
                                                                   Growth Index(2)               Index(2)

January 2004 (re-stated by IPD February 2004)                           209.2                    953.7
February 2004 (as certified by IPD March 2004)                          210.2                    963.2


                                                                    Capital Growth            Total Return

In month of February 2004                                                0.5%                     1.0%
In 2004 to end February                                                  0.7%                     1.7%


Source: Investment Property Databank Limited ("IPD")


Notes

(1) The index referred to as the IPD "Annual Index" is the Investment
Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.

(2) IPD compiles monthly indices as proxies for the Annual Index (the " Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.


Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.


Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone : 020- 7747 1700.
Fax : 020-7839 7460.
Contact : Simon Redman or
Andrew Thomson
March 12th 2004

Exhibit No. 10

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 12 March 2004 it purchased for cancellation 2,732,033 of its Ordinary shares at a price of 484.82 pence per share.

Exhibit No. 11

                                  Barclays PLC

                                SHARE REPURCHASE


Barclays PLC announces that on 15 March 2004 it purchased for cancellation 3,080,000 of its Ordinary shares at a price of 484.81 pence per share.

Exhibit No. 12

                                                                   16 March 2004



      Notification of directors' interests: Companies Act 1985 s.329


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 15 March that it had between 8 March 2004 and 11 March 2004 exercised its discretion and released 2,012,689 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). None of these shares were released to a director of Barclays PLC.

2.       The  independent  trustee of the Barclays  Group (ESAS)  Supplementary
         Trust (the "ESAS Supplementary trust") notified the Company on 15 March 2004 that it had between 8 March 2004 and 9 March 2004 released a total of 1,143 shares in Barclays PLC at a price between GBP4.96 and GBP4.97per share. None of the shares released were in respect of an award made to a director of Barclays PLC.




Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 108,165,392 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 13

                                  Barclays PLC

                                 SHARE REPURCHASE

Barclays PLC announces that on 17 March 2004 it purchased for cancellation 3,894,156 of its Ordinary shares at a price of 485.7008 pence per share.

Exhibit No. 14

                                 Barclays PLC

                               SHARE REPURCHASE

Barclays PLC announces that on 18 March 2004 it purchased for cancellation 5,180,000 of its Ordinary shares at a price of 484.95 pence per share.

Exhibit No. 15

Pricing Supplement
Issuer:                        Barclays Bank Plc
Series Number                  145
Description:                   GBP45,000,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100.00 per cent
Specified Denomination         GBP10,000
Issue Date:                    16 March 2004
Maturity Date:                 December 2009
ISIN:                          XS0188531247

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Exhibit No. 16

Barclays PLC

Share Repurchase


Barclays PLC announces that on 19 March 2004 it purchased for cancellation 1,000,000 of its Ordinary Shares at a price of 482.4078 pence per share.

Exhibit No. 17

Barclays PLC



Share Repurchase



Barclays PLC announces that on 22 March 2004 it purchased for cancellation 5,000,000 of its Ordinary Shares at a price of 474.337 pence per share.

Exhibit No. 18

                                                                   23 March 2004



         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 22 March that it had between 16 March 2004 and 18 March 2004 exercised its discretion and released 63,498 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 108,101,894 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 19


Barclays PLC



Share Repurchase



Barclays PLC announces that on 23 March 2004 it purchased for cancellation 2,000,000 of its Ordinary Shares at a price of 474.8318 pence per share.

Exhibit No. 20

                                                                   24 March 2004

         Notification of directors' interests: Companies Act 1985 s.329

On 23 March 2004, the Company granted options under the Barclays PLC Incentive Share Option Plan (ISOP) over Barclays PLC ordinary shares at an exercise price of 480p per share to directors of Barclays PLC as follows:


     Director            Target Award          Maximum Award
                       Number of Shares       Total number of
                                                  Shares

Roger Davis                180,000                720,000
Gary Hoffman               180,000                720,000
Naguib Kheraj              200,000                800,000
David Roberts              180,000                720,000
John Varley                300,000              1,200,000


No consideration was paid on the grant of the options. The option will only become exercisable over the total number of shares under option if the stringent performance targets set at the date of grant are fully satisfied at the end of the relevant performance period. Options will not normally vest until three years after grant.

Exhibit No. 21

                                                                   24 March 2004

                                  Barclays PLC

      Documents available for inspection at the Document Viewing Facility

Barclays PLC announces that the 2003 Annual Report and the Annual Review and Summary Financial Statement 2003 incorporating the notice of Annual General Meeting for 2004 have today been submitted to the United Kingdom Listing Authority for publication through the Document Viewing Facility.

Exhibit No. 22


Barclays PLC

Share Repurchase

Barclays PLC announces that on 24 March 2004 it purchased for cancellation 3,350,000 of its Ordinary Shares at a price of 476.0747 pence per share.

Exhibit No. 23

Barclays PLC

Share Repurchase

Barclays PLC announces that on 26 March 2004 it purchased for cancellation 1,750,000 of its Ordinary Shares at a price of 478.5162 pence per share.

Exhibit No. 24

                                                                   30 March 2004



         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 29 March that it had between 22 March 2004 and 23 March 2004 exercised its discretion and released 123,097 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). Of these shares, the following were released to a director of Barclays PLC:


Director     Shares   Shares sold   Shares   Price   Shares
             released on behalf of  sold at  per     retained
             to a     the director  the      share   by the
             director to meet tax   request  (GBP)   director
                      and national  of the
                      insurance     director
                      liability

Mr M W       51,155   20,974        30,181   4.75    0
Barrett

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 29 March 2004 that it had between 22 March 2004 and 23 March 2004 released a total of 6,718 shares in Barclays PLC at a price between GBP4.74 and GBP4.75 per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,972,079 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 25

Barclays PLC

Share Repurchase

Barclays PLC announces that on 30 March 2004 it purchased for cancellation 1,875,000 of its Ordinary Shares at a price of 480.6585 pence per share.

Exhibit No. 26

                                                                   31 March 2004

                               Barclays Bank PLC

      Documents available for inspection at the Document Viewing Facility

Barclays Bank PLC announces that the 2003 Annual Report has today been submitted to the United Kingdom Listing Authority for publication through the Document Viewing Facility.

Exhibit No. 27

Barclays PLC

Share Repurchase

Barclays PLC announces that on 31 March 2004 it purchased for cancellation 1,700,000 of its Ordinary Shares at a price of 478.102 pence per share.